Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-155626

Campbell Soup Company

$300,000,000

5-Year Fixed Rate Senior Unsecured Notes

June 26, 2009

TERM SHEET

Issuer:	Campbell Soup Company
Issue Ratings:	A2 (Moody’s) / A (S&P) / A (Fitch)
Size:	$300,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Maturity:	August 15, 2014
Coupon:	3.375%
Public Offering Price:	99.944%
Yield to Maturity:	3.386%
Spread to Benchmark Treasury:	87.5 bps
Benchmark Treasury:	2.250% due May 31, 2014
Treasury Yield:	2.511%
Coupon Dates:	The 15th day of each February and August
First Coupon:	February 15, 2010
Settlement:	T+3 (July 1, 2009)
Optional Redemption:	Make-Whole Call at Treasury + 15 bps
Day Count:	30/360
CUSIP:	134429 AU3
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or UBS Securities LLC toll free at 1-877-827-6444, Ext. 561-3884.